

August 30, 2013

Via E-mail
Mr. Douglas E. Scott
Senior Vice President & General Counsel
AeroVironment, Inc.
181 W. Huntington Dr., Suite 202
Monrovia, California 91016.

Re: AeroVironment, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on August 22, 2013
File No. 001-33261

Dear Mr. Scott:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal No. 1 – Election of Nominees to the Board of Directors, page 11

1.   In the third paragraph, disclosure indicates that, if any nominee becomes unavailable to accept nomination or election as a director, the individuals named as proxies will vote the shares that they represent for the election of such other persons as the board may recommend. Please use the correct standard for this use of discretionary authority. See Rule 14a-4(c)(5). The following paragraph should likewise be revised.

2.   Please confirm that, should you lawfully identify or nominate substitute nominees before the meeting, you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Form of Proxy

3.   Mark your form of proxy "preliminary copy." See Rule 14a-6(e)(1).

4.   Please make the statement required by Rule 14a-4(e).

5.   We note disclosure appearing on page 6 of the proxy statement under the heading "What if I do not specify how I want my shares to be voted?" On the form of proxy, please make the corresponding statement in boldface type required by the last sentence of Rule 14a-4(b)(1).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        Michael E. Sullivan, Esq.
        Latham & Watkins LLP